LAS VEGAS RAILWAY EXPRESS, INC.

6650 Via Austi Parkway, Suite 140

Las Vegas, NV 89119

April 5, 2014

US Securities and Exchange Commission
Mr. Benjamin Phippen
Division of Corporate Finance
Washington, D.C. 20549-0306

Re:	Las Vegas Railway Express, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2013
Filed July 1, 2013
Form 10-Q for the Quarterly Periods Ended
September 30, 2013 and December 31, 2013
Filed November 12, 2013 and February 12, 2014
File No. 000-54648

Dear Mr. Phippen:

We are in receipt of your comment letter dated March 27, 2014 which requested a response within 10 business days.  We are requesting additional time to complete our response due to time constraints associated with our fiscal year end.  As a result, we will submit our response letter by April 28, 2014.

Very truly yours,

/s/ Wanda Witoslawski

Chief Financial Officer

Cc: Michael A. Barron
      File